SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ____)

Heritage Commerce Corp.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

426927109

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 426927109	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,213,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,213,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 426927109	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 382,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 382,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 426927109	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 426927109	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 426927109	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D	Page 9 of 15 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the ACommon Stock@), of Heritage Commerce Corp., a California corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 105 Almaden Boulevard, San Jose, California 95113.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment.

(a)- (c)  The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Patriot Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 426927109	13D	Page 10 of 15 Pages

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 18, 2010, the Patriot Funds entered into a securities purchase agreement with the Company, as described in Item 6 below (the “Purchase Agreement”), to purchase 9,731.25 shares of newly issued Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock, without par value, $1,000 liquidation preference per share (the “Series B Preferred Stock”) and 8,043.75 shares of newly issued Series C Convertible Perpetual Preferred Stock, without par value, $1,000 liquidation preference per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”).  On June 21, 2010, the Patriot Funds closed on the purchase of the 9,731.25 shares of Series B Preferred Stock with a purchase price of $9,731,250 and the 8,043.75 shares of Series C Preferred Stock with a purchase price of $8,043,750 (an aggregate purchase price of $17,775,000 for the Preferred Stock), resulting in the ownership by the Patriot Funds of approximately 9.9% of the Company’s voting securities.   The Patriot Funds used working capital for the purchase of the Preferred Stock.

Item 4.	Purpose of Transaction

The Preferred Stock was acquired for investment purposes.

Except as set forth herein and in connection with the Purchase Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Pursuant to the terms of the Purchase Agreement, subject to regulatory approval, the Patriot Funds will be entitled to nominate and maintain a representative on each of the Boards of Directors of the Company and its banking subsidiary, Heritage Bank of Commerce (the “Bank”) (“Board Representative”), for as long as they beneficially own at least 4.9% of the outstanding shares of the Common Stock on an as-converted basis.  At all times when the Patriot Funds have the right to nominate a Board Representative, so long as they do not have a board representative serving on the Board of Directors (or has a board representative whose appointment is pending approval), the Patriot Funds may appoint on individual to attend all meetings of the Board of Directors of the Company and the Bank and no more than two committee meetings thereof (the “Observer”).

In addition, in connection with the Purchase Agreement, the Company and the Patriot Funds entered into a venture capital operating company agreement (the “VCOC Agreement”), as described in Item 6 below, pursuant to which, at any time that the Patriot Funds do not have a Board Representative or Observer, the Patriot Funds will be entitled to certain consulting, observer and  due diligence rights, so long as they beneficially own at any shares of Common Stock or other securities convertible into Common Stock.

CUSIP No. 426927109	13D	Page 11 of 15 Pages

Item 5.   Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 11,820,509 outstanding shares of Common Stock as of June 16, 2010 as reported in the Company’s Report on Form 10-Q for the quarter ended March 31, 2010, and the issuance of 53,996 shares of Series B Preferred Stock on June 21, 2010, which is convertible into 14,399,000 shares of Common Stock upon receipt of  shareholder approval (as described below in Item 6), resulting in an aggregate of 26,219,509 outstanding shares of Common Stock assuming the conversion of the Series B Preferred Stock (but no conversion of the Series C Preferred Stock).

(a) - (b) Other than the 9,731.25 shares of Series B Preferred Stock, which are convertible into 2,595,000 shares of Common Stock after the receipt of shareholder approval,  no member of the Patriot Financial Group has acquired, and does not beneficially own, any shares of Common Stock (the Patriot Funds also purchased 8,043.75 shares of Series C Preferred Stock, which are convertible into 2,145,000 shares of Common Stock but only (i) after the receipt of shareholder approval and (ii) upon a subsequent transfer to a non-affiliate of the Patriot Funds, thus, the Series C Preferred Stock held by the Patriot Funds may not be converted into Common Stock by the Patriot Funds).

Pursuant to the Purchase Agreement, the Patriot Fund purchased 8,298.75 shares of Series B Preferred Stock convertible into 2,213,000 of Common Stock (the Patriot Fund also purchased 6,858.75 shares of Series C Preferred Stock, which are convertible into 1,829,000 shares of Common Stock after the receipt of shareholder approval and only upon a subsequent transfer to a non-affiliate of the Patriot Funds and, thus, may not be converted into Common Stock by the Patriot Fund) and the Patriot Parallel Fund purchased 1,432.5 shares of Series B Preferred Stock convertible into 382,000 shares of Common Stock (the Patriot Parallel Fund also purchased 1,185 shares of Series C Preferred Stock, which are convertible into 316,000 shares of Common Stock after the receipt of   shareholder approval and only upon a subsequent transfer to a non-affiliate of the Patriot Funds and, thus, may not be converted into Common Stock by the Patriot Parallel Fund).

The Patriot Fund possesses shared voting and dispositive power over 2,213,000 shares of Common Stock assuming the conversion of the Series B Preferred Stock and, thus, beneficially owns 2,213,000 shares, or 8.4% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 14,399,000 shares of Common Stock).  The Patriot Parallel Fund possesses shared voting and dispositive power over 382,000 shares of Common Stock assuming the conversion of the Series B Preferred Stock and, thus, beneficially owns 382,000 shares, or 1.5% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 14,399,000 shares of Common Stock and that no shares of Series C Preferred Stock have been converted).

The Patriot Funds possess shared voting and dispositive power over 2,595,000 shares of Common Stock assuming conversion of the Series B Preferred Stock and, thus, beneficially own 2,595,000 shares, or 9.9% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 14,399,000 shares of Common Stock and that no shares of Series C Preferred Stock have been converted).

CUSIP No. 426927109	13D	Page 12 of 15 Pages

Because (i) Messrs. Wycoff, Lubert and Lynch  serve  as  general  partners  of  the  Patriot  Funds  and  Patriot  GP  and  as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Patriot Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 2,595,000 shares, or 9.9%, of the outstanding Common Stock assuming the  conversion of the Series B Preferred Stock.

(c)           Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the execution of the Purchase Agreement.

(d)           Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 18, 2010, the Company entered into the Purchase Agreement with the Patriot Funds as well as with other additional investors, pursuant to which the investors agreed to invest an aggregate of $75.0 million in cash in the Company in a private placement through the direct purchase of: (i)  53,996 newly issued shares of Series B Preferred Stock at a price of $1,000 per share, which will automatically convert into an aggregate of 14,399,000 shares of Common Stock, at a per common share conversion price of $3.75 upon receipt of shareholder approval, subject to adjustment in accordance with the terms of the Series B Preferred Stock and (ii) 21,004 shares of newly issued Series C Preferred Stock at price of $1,000 per share to the Patriot Funds and one other institutional investor, which will convert into an aggregate of 5,601,000 shares of Common Stock, at a per common share conversion price of $3.75 upon receipt of shareholder approval and only upon a subsequent transfer to a non-affiliate of such investor, subject to adjustment in accordance with the terms of the Series C Preferred Stock.  The Series C Preferred Stock is a class of preferred stock that following shareholder approval will be substantially similar in priority to the Common Stock, except for a liquidation preference over the Common Stock.  The Series B Preferred Stock and the Series C Preferred Stock are both nonvoting, except for extraordinary transactions or transactions that effect the rights of the Preferred Stock.  The closing on the purchase of $75.0 million of the Preferred Stock occurred on June 21, 2010.

Pursuant to the Purchase Agreement, the Company will call a meeting of its shareholders, as promptly as practicable, but in no event later than November 30, 2010 to vote on proposals to approve the issuance of the Common Stock upon conversion of the Series B Preferred Stock and the Series C Preferred Stock for purposes of Rule 5635 of the NASDAQ Stock Market Rules.

    In connection with the investment and subject to receipt of required regulatory approvals, the Patriot Funds will be entitled to maintain a Board Representative on each of the Board of Directors of the Company and the Bank for so long as they beneficially own at least 4.9% of the Company’s outstanding shares of Common Stock on an as-converted basis.

CUSIP No. 426927109	13D	Page 13 of 15 Pages

General Terms of the Preferred Stock

The rights, preferences and privileges of the Series B Preferred Stock and the Series C Preferred Stock are set forth in respective Certificates of Determination that were filed with the Secretary of State of the State of California.

The Series B Preferred Stock is non-voting except in the case of certain transactions that affect the rights of the holders of the Series B Preferred Stock or applicable law.  The Series B Preferred Stock will automatically convert into a number of shares of Common Stock after the Company has received shareholder approval of such conversion. The conversion ratio for each share of Series B Preferred Stock will be equal to the quotient obtained by dividing the Series B Preferred Stock share price by the conversion price.  The initial conversion price of $3.75 per share is subject to possible adjustments in the future under certain circumstances, including failure to obtain shareholder approval for the conversion by December 21, 2010, which would decrease the conversion price by 10%.  The holders of the Series  B Preferred Stock will be entitled to receive cumulative cash dividends which shall accrue and be payable at a per annum rate equal to 20%, payable semi-annually in arrears commencing on December 21, 2010; provided, however, if shareholder approval is obtained on or before December 21, 2010, then no accrued dividends shall be payable.  The Series B Preferred Stock is not redeemable by the Company or by the holders and carries a liquidation preference of $1,000 per share, plus the right to participate in any liquidation distribution to holders of Common Stock on an as-converted basis.

The Series C Preferred Stock is non-voting except in the case of certain transactions that would affect the rights of the holders of the Series C Preferred Stock or applicable law.  The Series C Preferred Stock will automatically convert into a number of shares of Common Stock after the Company has received shareholder approval of such conversion, and then only upon a subsequent transfer by the holders of the Series C Preferred Stock to an unaffiliated third party in a widely dispersed offering.  The conversion ratio for each share of Series C Preferred Stock will be equal to the quotient obtained by dividing the Series C Preferred Stock share price by the conversion price. The initial conversion price of $3.75 per share is subject to possible adjustments in the future under certain circumstances, including the failure to obtain shareholder approval for the conversion by December 21, 2010, which would decrease the conversion price by 10%.  Prior to shareholder approval, the holders of the Series C Preferred Stock will be entitled to receive cumulative cash dividends which shall accrue and be payable at a per annum rate equal to 20%, payable semi-annually in arrears commencing on December 21, 2010; provided, however, if shareholder approval is obtained on or before December 21, 2010, then no accrued dividends shall be payable.  Following shareholder approval, holders of Series C Preferred Stock will receive dividends if and only to the extent dividends are paid to holders of Common Stock.  The Series C Preferred Stock is not redeemable by the Company or by the holders and carries a liquidation preference of $1,000 per share, plus prior to shareholder approval, the right to participate in any liquidation distribution to holders of Common Stock on an as-converted basis. Following shareholder approval, upon a liquidation of the Company, holders will be entitled to a liquidation preference of $1,000 per share.

    If shareholder approval is obtained before December 21, 2010, the Series B Preferred Stock will automatically convert into 14,399,000 shares of Common Stock.  After shareholder approval, the Series C Preferred Stock will remain outstanding and will be convertible into Common Stock only upon a subsequent transfer by the holder to an unaffiliated third party in a widely dispersed offering. The Series C Preferred Stock is convertible into 5,601,000 shares of Common Stock.

CUSIP No. 426927109	13D	Page 14 of 15 Pages

Registration Rights Agreement

Also on June 21, 2010, pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement with each of the investors, including the Patriot Funds.  Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission to register for resale the Series B Preferred Stock, Series C Preferred Stock and the Common Stock to be issued upon conversion of the Series B Preferred Stock and Series C Preferred Stock within 30 calendar days after the closing of the issuance of the Preferred Stock in the private placement, and to use commercially reasonable efforts to cause such registration statement to be declared effective within 90 calendar days of closing (or 120 calendar days in the event of review by the Securities and Exchange Commission).  Failure to meet these deadlines and certain other events may result in the Company’s payment of liquidated damages to the holders in the amount of 0.5% of the purchase price per month.

Venture Capital Operating Company Agreement

Pursuant to the Purchase Agreement, the Company and the Patriot Funds entered into a venture capital operating company agreement (the “VCOC Agreement”), pursuant to which, at any time that the Patriot Funds do not have a Board Representative or Observer, the Patriot Funds: will   be entitled to visit and inspect offices and properties of the Company; will be provided financial statements of the Company as soon as available within 45 days after the end of each quarter or 120 days after year end; will consult  with appropriate officers and directors of the Company periodically, but not more frequently than once per quarter, with respect to matters relating the business and affairs of the Company;  and, to the extent consistent with applicable law (and with events which require public disclosure, only following the Company’s public disclosure thereof), the Company will inform the Patriot Funds in advance with respect to any significant corporate actions, and to provide the Patriot Funds with the right to consult with the Company  in advance with respect to such actions, as long as they beneficially own at any shares of Common Stock or other securities convertible into Common Stock. These rights are intended to satisfy the requirements of management rights for purposes of qualifying the Patriot Funds investments in the Company as “venture capital investments” for purposes of the Department of Labor “plan assets” regulations.

For additional information, reference is made to the Purchase Agreement, the Registration Rights Agreement and the VCOC Agreement, included as Exhibits 2, 3 and 4, respectively, which are incorporated herein by reference.

CUSIP No. 426927109	13D	Page 15 of 15 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement
2 3 4 ___________	Securities Purchase Agreement* Registration Rights Agreement* Venture Capital Operating Company Agreement
* Incorporated by reference to the exhibits to Current Report on Form 8-K filed by Heritage Commerce Corp. with the SEC on June 21, 2010 (Commission Filed No. 000-23877).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2010

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch